

# Randy Weiss, Ph.D., MBA · 3rd

CEO, FloraScentials, Inc.

Saint Louis, Missouri · 365 connections · **Contact info**

**FloraScentials, Inc.**

**Washington Universi**
**Louis**

# Experience

### Co-Founder and CEO, President, and Chief Scientific Officer

FloraScentials, Inc.

Mar 2018 – Present · 2 yrs 8 mos

St. Louis, Missouri and Palm Beach County, Florida

FloraScentials, Inc., founded in 2018, is developing new and innovative product lines for the floral industry to restore fragrance of non-fragrant cut flowers. The company has validated the need for these products with florists, wholesalers, growers, market research, and the company's strategic partner, a leading provider of products to the global floriculture industry. The company is headquarter in St. Louis, Missouri with company operations based in Palm Beach County, Florida.

### Co-Founder and CEO

CardiaForm, Inc.

2016 – 2019 · 3 yrs

20 S. Sarah St., St. Louis, MO 63108

CardiaForm, Inc. is developing catheters for instantaneous high-definition, high-resolution mapping and improved treatment of complex cardiac arrhythmias.

### Co-Founder and Managing Partner

Exeteur Group, LLC

2014 – 2019 · 5 yrs
St. Louis
Exeteur Group, LLC is a venture development firm
development of innovative life science companies

### Co-Founder and Managing Director

StartUp Partners International, LLC

2007 – 2017 · 10 yrs

St. Louis, Missouri

Providing strategic consulting services globally to
companies, entrepreneurs, and other institutions t
technologies with commercialization potential. Co
Cardialen, Vasculox (now Tioma Pharmaceuticals)

### President and Co-Founder

Euclises Pharmaceuticals, Inc.

2011 – 2012 · 1 yr
Saint Louis, Missouri

Developing cyclooxygenase-2 inhibitors with enha
treatment of cancers.

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## Education

### Washington University in St. Louis
Ph.D., Organic Chemistry
1980 – 1984



### Washington University in St. Louis - Olin Business School
Executive MBA
2000 – 2002

### Southeast Missouri State University
B.S., Chemistry, Summa Cum Laude
1975 – 1979

## Skills & Endorsements

**Lifesciences** · 16

 Endorsed by **2 of Randy's colleagues at Monsanto Com**

**Start-ups** · 16

 Endorsed by **Robert Calcaterra, who is highly skilled at**

**Pharmaceutical Industry** · 9

**Dennis A. Moore, Ph.D. and 8 connections** have given endors

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